UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

December 12, 2011

Commission File Number: 001-34423

CDC SOFTWARE CORPORATION

(Translation of Registrant’s name into English)

Cayman Islands

(Jurisdiction of incorporation or organization)

Unit 706-707, Building 9

No. 5 Science Park West Avenue

Hong Kong Science Park

Shatin, New Territories

Hong Kong

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

☒  Form 20-F            ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

☐  Yes            ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

CDC Corporation Chapter 11 Proceeding

On December 5, 2011, the United States Trustee (the “Trustee”) moved for the entry of an order directing the appointment of a Chapter 11 trustee in the bankruptcy case (the “CDC Corporation Bankruptcy”) pending in the United States Bankruptcy Court (the “Court”), Northern District of Georgia, Atlanta, Division, of CDC Corporation (“CDC” or “Debtor”), the parent company of CDC Software Corporation (the “Company”).

On December 5, 2011, Evolution CDC SPV Ltd., Evolution Master Fund Ltd., Segregated Portfolio M, and E1 Fund Ltd. also moved for the appointment of a Chapter 11 trustee, and an expedited hearing on this matter, in the CDC Corporation Bankruptcy.

In the event a Chapter 11 trustee is appointed by the Court in the CDC Corporation Bankruptcy, such trustee could assume full control and authority over the business, operations and conduct of CDC, including the ability to vote CDC’s controlling interest in the Company.

A hearing on the Trustee and Evolution’s motions is currently scheduled for December 19, 2011.

Notice of Delisting or Failure to Satisfy a Continued Listing Rule or Standard

CDC Software Corporation (the “Company”) has been advised by The NASDAQ Stock Market LLC (“NASDAQ”) that the current trading halt for its American Depositary Shares relating to the Company’s class A ordinary shares (“ADSs”) will be converted to a suspension effective Monday, December 12, 2011. As a result, the ADSs will become eligible for trading in the over-the-counter market effective Monday, December 12, 2011, and quotes will be eligible to be displayed on the OTC Pink Market under the Company’s current trading symbol CDCS (information regarding this market tier is available at www.otcmarkets.com).

Notwithstanding NASDAQ’s decision, the Company has requested a hearing before a NASDAQ Listing Qualifications Panel (the “Panel”), at which it will request termination of the trading suspension and the reinstatement of trading in its ADSs on NASDAQ. There can be no assurance, however, that the Panel will grant the Company’s request for reinstatement of trading and continued listing on NASDAQ. The hearing is currently scheduled for January 19, 2012.

As previously announced, the Company received notice from the NASDAQ Listing Qualifications Staff (the “Staff”) on November 17, 2011, indicating that the Staff had determined that the ADSs should be delisted from NASDAQ based upon public interest concerns and given that the Company had not timely filed its Annual Report on Form 20-F for the fiscal year ended December 31, 2010, which was due by June 30, 2011.

This Form 6-K includes “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements include statements regarding: (i) statements preceded by, followed by or that include the words “may,” “could,” “should,” “would,” “believe,” “anticipate,” “estimate,” “expect,” “intend,” “plan,” “projects,” “outlook,” or similar expressions; (ii) the possible appointment of a trustee at CDC Corporation, the timing of the hearing related thereto, and any potential effects thereof; and (iii) any potential trading in our ADSs on the OTC Pink Market, (iv)

matters relating to the pending appeal to the Panel, the timing thereof, and any potential exception to the NASDAQ Listing Rules that may be granted to the Company by NASDAQ, and (v) the Company’s intention to submit a revised plan of compliance to NASDAQ, and other statements that are not historical fact, the achievement of which involve risks, uncertainties and assumptions, many of which are beyond the Company’s control. These statements are based on management’s current expectations and are subject to risks and uncertainties and changes in circumstances. There are important factors that could cause actual results to differ materially from those anticipated in the forward looking statements, including the possibility that NASDAQ will not grant the Company an exception to the Listing Rules. If any such risks or uncertainties materialize or if any of the assumptions proves incorrect, the Company’s results could differ materially from the results expressed or implied by the forward-looking statements contained herein. All forward-looking statements included in this Form 6-K are based upon information available to management as of the date of this Form 6-K, and you are cautioned not to place undue reliance on any forward looking statements which speak only as of the date of this Form 6-K. The Company assumes no obligation to update or alter the forward looking statements whether as a result of new information, future events or otherwise. For these and other reasons, investors are cautioned not to place undue reliance upon any forward-looking statement in this Form 6-K.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 12, 2011

CDC SOFTWARE CORPORATION

By:	/s/ CK Wong
Name:	Dr. Wong Chung Kiu
Title:	Interim Acting Chief Executive Officer